BD 3/23

[redacted]

10028586

8-46179

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... 12.00 | |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIE
W

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- [illegible]

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Okoboji Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1019 Highway 71 South
(No. and Street)

Okoboji (City) IA (State) 51355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph R. Schneider (712) 332-9030
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





[illegible handwritten initials]

# OATH OR AFFIRMATION

I, Ralph R. Schneider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Okoboji Financial Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OKOBOJI FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Okoboji Financial Services, Inc.
Okoboji, IA

We have audited the accompanying statement of financial condition of Okoboji Financial Services, Inc. (an Iowa Corporation) as of December 31, 2009, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Okoboji Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2010

# OKOBOJI FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

### *ASSETS*

| | |
|---|---|
| CASH | $ 187,094 |
| ACCOUNTS RECEIVABLE | 70,280 |
| PREPAID EXPENSES | 7,610 |
| PROPERTY AND EQUIPMENT, NET | 12,880 |
| INCOME TAXES RECEIVABLE | 1,080 |
| TOTAL ASSETS | $ 278,944 |

### *LIABILITIES AND STOCKHOLDERS' EQUITY*

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 77,874 |
| Commissions payable | 129,159 |
| Accrued payroll taxes | 4,210 |
| **TOTAL LIABILITIES** | 211,243 |
| **STOCKHOLDERS' EQUITY** | |
| Common Stock, $1 par value, 100,000 shares authorized, 12,500 shares issued and outstanding | 12,500 |
| Retained earnings | 55,201 |
| **TOTAL STOCKHOLDERS' EQUITY** | 67,701 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 278,944 |

See accompanying notes to financial statements.

## OKOBOJI FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

| | |
|---|---|
| **REVENUES** | |
| Commissions | $ 2,095,014 |
| Interest income | 2,075 |
| **TOTAL REVENUES** | 2,097,089 |
| **EXPENSES** | |
| Commissions | 1,757,040 |
| Legal and accounting | 163,542 |
| Clearing and transaction costs | 87,337 |
| Licenses | 59,413 |
| Insurance | 31,974 |
| Salaries and payroll taxes | 10,845 |
| Rent | 9,098 |
| Depreciation | 4,790 |
| Utilities and telephone | 6,739 |
| Office supplies and postage | 2,452 |
| Errors and omissions | 2,232 |
| Advertising | 2,214 |
| Repairs and maintenance | 1,263 |
| Miscellaneous | 3,506 |
| **TOTAL OPERATING EXPENSES** | 2,142,445 |
| **NET LOSS** | $ (45,356) |

See accompanying notes to financial statements.

## OKOBOJI FINANCIAL SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

| | Shares | Common Stock | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| **BALANCE, December 31, 2008** | 57,000 | $ 57,000 | $ 100,557 | $ 157,557 |
| 2009 net loss | - | - | (45,356) | (45,356) |
| Repurchase of stock | (49,500) | (49,500) | - | (49,500) |
| Issuance of stock | 5,000 | 5,000 | - | 5,000 |
| **BALANCE, December 31, 2009** | 12,500 | $ 12,500 | $ 55,201 | $ 67,701 |

See accompanying notes to financial statements.

# OKOBOJI FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (45,356) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | |
| Depreciation | 4,790 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (33,949) |
| Prepaid expenses | (7,500) |
| Accounts payable | 71,095 |
| Commissions payable | (152,128) |
| Accrued payroll taxes | (4,205) |
| Income taxes receivable/payable | (2,486) |
| Net Cash Flows from Operating Activities | (169,739) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Payment to repurchase stock | (49,500) |
| Proceed from issuance of stock | 5,000 |
| Net Cash Flows from Financing Activities | (44,500) |
| **Net Change in Cash** | (214,239) |
| CASH - Beginning of Year | 401,333 |
| **CASH - END OF YEAR** | $ 187,094 |
| **Supplemental cash flow disclosures** | |
| Cash paid for income taxes | $ 2,882 |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

Okoboji Financial Services, Inc. (the Company), is an Iowa based corporation. The Company operates as a broker and dealer registered with the Securities and Exchange Commission, and is in the business of providing securities and investment services to their customers. The Company is a member firm of the Financial Industry Regulatory Authority (FINRA).

*Cash*

The Company maintains its cash in financial institutions. The balances, at times, may exceed federally insured limits.

*Accounts Receivable*

Accounts receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2009.

*Depreciation and Amortization*

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives of five years. Maintenance, repairs and minor renewals are expensed when incurred.

*Revenue Recognition*

Commission income and expenses are recorded on a trade-date basis.

*Income Taxes*

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company does have an income tax receivable of $1,080 at December 31, 2009.

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the new accounting standard to all tax positions for which the statute of limitations remained open.

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

The adoption of the new standard resulted in no change to stockholders' equity or the net loss for the year ended December 31, 2009. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

*Management's Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - Property and Equipment, Net

Property and equipment consisted of the following at December 31, 2009:

| | |
|---|---|
| Electronic equipment | $ 64,811 |
| Furniture and fixtures | 26,649 |
| | 91,460 |
| Less: accumulated depreciation and amortization | (78,580) |
| Property and equipment, net | $ 12,880 |

Depreciation expense was $4,790 for the year ended December 31, 2009.

## NOTE 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2009, the net capital ratio was 4.6 to 1.0 and net capital was $46,131, which was $32,048 in excess of its minimum requirement of $14,083.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the K(2)(ii) exemption.

## NOTE 4 - Related Parties

The Company pays commissions to the officers and directors of the Company. For the year ended December 31, 2009, commission expense includes $180,310 of commissions paid to the officers and directors.

## NOTE 5 - Legal Proceedings

The Company is subject to legal proceedings and claims in the ordinary course of business. As of December 31, 2009, the Company is a defendant in three separate legal suits which claim breach of fiduciary duty, constructive and common law fraud, and violations of federal and state securities laws. The Company is actively defending these allegations and does not believe it is at fault. The registered representatives do not have any discretion related to the investments for clients. The clients must approve all of the investment decisions. The three suits are seeking damages of no less than $350,000, no less than $1,114,000 and $460,000, respectively. Management believes the risk of loss is remote and amounts of loss cannot be reasonably estimated at this time.

The Company is also a defendant in another legal suit which claims breach of fiduciary duty, constructive and common law fraud, and violations of federal and state securities laws. This suit is scheduled for arbitration in March 2010. The Company is actively defending these allegations and does not believe it is at fault. The registered representatives do not have any discretion related to the investments for clients. The clients must approve all of the investment decisions. The suit is seeking damages of approximately $1,700,000. Management believes the risk of loss is remote and amounts of loss cannot be reasonably estimated at this time.

In the opinion of management, an unfavorable outcome with respect to these actions would materially affect the financial position and future existence of the Company.

## NOTE 6 - Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2010, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

# SUPPLEMENTAL INFORMATION

## OKOBOJI FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

### COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholders' equity | $ 67,701 |
| Deductions and/or charges: | |
| Income tax receivable | 1,080 |
| Prepaid expenses | 7,610 |
| Property and equipment, net | 12,880 |
| Total non-allowable assets | 21,570 |
| Net capital before haircuts on securities positions | 46,131 |
| Haircuts on securities positions | - |
| Net capital | $ 46,131 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities from statement of financial condition (net of liabilities related to non-allowable commissions receivable) | $ 211,243 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%) | $ 14,083 |
| Excess net capital at 1,500 percent | $ 32,048 |
| Excess net capital at 1,000 percent | $ 25,007 |
| Ratio: Aggregate indebtedness to net capital | 4.6 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2009 | $ 61,881 |
| Audit adjustment for additional legal expense | (24,486) |
| Audit adjustment for additional commissions revenue and expense | 8,376 |
| Client reversal of income taxes paid | 360 |
| Net capital per above | $ 46,131 |

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Okoboji Financial Services, Inc.
Okoboji, IA

In planning and performing our audit of the financial statements and supplemental schedule of Okoboji Financial Services, Inc. (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2010

# OKOBOJI FINANCIAL SERVICES, INC.

Okoboji, IA

December 31, 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report

BAKER TILLY

VIRCHOW KRAUSE

BAKER TILLY

VIRCHOW KRAUSE

# OKOBOJI FINANCIAL SERVICES, INC.

Okoboji, Iowa

Agreed Upon Procedures

Including Form SIPC-7T

December 31, 2009

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Okoboji Financial Services, Inc.
Okoboji, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Okoboji Financial Services, Inc. (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which included copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2010

SIPC-7T (29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046179 FINRA DEC
OKOBOJI FINANCIAL SERVICES INC 14*14
PO BOX 259
OKOBOJI IA 51355-0259

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ralph R. Schneider-712-332-9030

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 461.78

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 740.33 )

12-31-08 & 7-14-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (278.55)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (278.55)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( (278.55) )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Okoboji Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of February, 2010.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

| Item No. | | |
|---|---|---|
| 2a. | Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,339,826 |
| 2b. | Additions: | |
| | (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| | (2) Net loss from principal transactions in securities in trading accounts. | |
| | (3) Net loss from principal transactions in commodities in trading accounts. | |
| | (4) Interest and dividend expense deducted in determining item 2a. | |
| | (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| | (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| | (7) Net loss from securities in investment accounts. | |
| | Total additions | |
| 2c. | Deductions: | |
| | (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 416,343 |
| | (2) Revenues from commodity transactions. | 154,550 |
| | (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 48,477 |
| | (4) Reimbursements for postage in connection with proxy solicitation. | |
| | (5) Net gain from securities in investment accounts. | |
| | (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| | (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| | (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placements sold under REG 506 | 535,745 |
| | (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| | (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| | Enter the greater of line (i) or (ii) | |
| | Total deductions | 1,155,115 |
| 2d. | SIPC Net Operating Revenues | $ 184,711 |
| 2e. | General Assessment @ .0025 | $ 461.78 |

(to page 1 but not less than $150 minimum)